Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

September 14, 2009

3.	News Release

A news release was issued on September 14, 2009 through PR Newswire and was filed with regulatory authorities in Canada, announcing a private placement of debentures. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The Company proposes to issue by way of a non-brokered private placement an aggregate of up to $1,500,000.00 of secured transferable debentures.

5.	Full Description of Material Change

The Company proposes to issue by way of a non-brokered private placement an aggregate of up to $1,500,000.00 of secured transferable debentures (the “Debentures”). The Debentures will bear interest at a rate of 12% per annum and will mature on the date that is 12 months from the date of issue. Each Debenture may be converted into common shares of Atna (“Common Shares”) at the option of the holder at any time, in whole or in part, at a conversion price of CAD$0.76 per share. Atna will have the right to prepay amounts outstanding under the Debentures at any time on or after the date that is 6 months from the date of issue.

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Private Placement constitutes a “related party transaction” as a director of Atna, Glen Dickson (the "Related Party"), will be subscribing in the amount of  $100,000 of Debentures. Atna will rely upon the formal valuation exemption in Section 5.5(a) of MI 61-101 and upon the minority approval exemption in Section 5.7(a) of MI 61-101. Such an exemption is available to Atna as at the time the transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value consideration for the transaction, insofar as it involves interested parties, exceeds 25% of Atna’s market capitalization. As a related party transaction, the following additional disclosures are provided as required by Section 5.2 of MI 61-101.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone  (303) 278-8464 (Ext.141)

9.	Date of Report

September 15, 2009

SCHEDULE A

PRESS RELEASE
________________________________________________________________________________

FOR IMMEDIATE RELEASE: September 14, 2009	PR09-20

Atna Announces Private Placement of Debentures

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) announces that it is proposing to issue by way of a non-brokered private placement (the “Private Placement”) an aggregate of up to $1,500,000.00 of secured transferable debentures (the “Debentures”). The Debentures will bear interest at a rate of 12% per annum and will mature on the date that is 12 months from the date of issue. Each Debenture may be converted into common shares of Atna (“Common Shares”) at the option of the holder at any time, in whole or in part, at a conversion price of CAD$0.76 per share. Atna will have the right to prepay amounts outstanding under the Debentures at any time on or after the date that is 6 months from the date of issue.

The Private Placement is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange. The Debentures and Common Shares issued upon conversion of the Debentures, if any, will be subject to a standard four-month hold period.

Management expects that the net proceeds from the Private Placement will be used for general corporate purposes, including working capital.

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Private Placement constitutes a “related party transaction” as a director of Atna, Glen Dickson (the "Related Party"), will be subscribing in the amount of  $100,000 of Debentures. Atna will rely upon the formal valuation exemption in Section 5.5(a) of MI 61-101 and upon the minority approval exemption in Section 5.7(a) of MI 61-101. Such an exemption is available to Atna as at the time the transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value consideration for the transaction, insofar as it involves interested parties, exceeds 25% of Atna’s market capitalization. As a related party transaction, the following additional disclosures are provided as required by Section 5.2 of MI 61-101.

Since the Debenture issuance transaction is limited to $1,500,000.00 management expects little to no effect on Atna’s business and affairs from the issuance of the Debentures.

The Related Party, to the extent that he holds Common Shares, will experience the same effects as other Atna shareholders as a result of the issuance of the Debentures. The Related Party will be entitled to receive interest and return of the principal amount of the Debentures in priority to Atna shareholders. If the Related Party exercises the conversion right pursuant to the Debenture, then the Related Party will be entitled to receive Common Shares at a price of CAD$0.76, which may be below the market price of Common Shares at the time of conversion.

The Private Placement has been approved by at least five of the six directors of Atna, the Related Party having abstained from the vote.

The filing of a material change report less than 21 days before the closing date of the Private Placement is reasonable in the circumstances as Atna wishes to complete the Private Placement in a timely manner.

For additional information on Atna Resources, please visit our website at www.atna.com.

This news release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed private placement of debentures and the proposed use of proceeds. Such statements include, without limitation, statements regarding the proposed use of proceeds. Although Atna believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of Atna’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Atna disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: Atna’s inability to secure subscriptions from subscribers to complete the proposed private placement in whole or in part, a management decision to change the use of proceeds based on changing circumstances, Atna might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that Atna will encounter unanticipated geological factors, Atna’s need for and ability to obtain additional financing, the possibility that Atna may not be able to secure permitting and other governmental clearances necessary to carry out Atna’s mine development plans, that will prevent it from developing mining operations at the Columbia Gold Project, and the other risk factors discussed in greater detail in Atna’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including Atna’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT
 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES.